**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**July 16, 2018**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**YY Inc.**

**File No. 005-87080 - CF#36478**

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Mr. David Xueling Li, YYME Limited and YY One Limited submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Schedule 13D/A filed on July 2, 2018 relating to their beneficial ownership of common shares of YY Inc.

Based on representations by Mr. David Xueling Li, YYME Limited and YY One Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit C | through July 31, 2021 |
| Exhibit D | through July 31, 2021 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary